Exhibit (a)(1)(F)

Dear Eligible Employees,

Later today you will receive an email from optionexchange@exelixis.com that will contain information about the Exelixis Stock Option Exchange Program.

Please be aware that the email from optionexchange@exelixis.com is valid and has been reviewed and approved by Exelixis management. You should review the information contained in the email and, if you choose to participate in the Stock Option Exchange Program, follow the instructions provided.

If you do not receive the email by close of business today or if you have any questions regarding the Exelixis Stock Option Exchange Program, please contact BNY Mellon Shareowner Services Customer Service Center at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States or the Exelixis Option Exchange Administrator at 650-837-7311 or email optionexchange@exelixis.com.

Regards,

George Scangos